# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensata Technologies Holding plc, CIK 0001477294
CUSIP: G8060N102
Title of class of securities: Ordinary Shares - nominal value Euro 0.01 per share
Address of issuer's principal executive offices: 529 Pleasant Street, Attleboro, Massachusetts (MA), 02703
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001466153

## Reporting persons
- Artisan Partners Asset Management Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,483,627; sole dispositive power 0; shared dispositive power 13,742,760; aggregate amount beneficially owned 13,742,760 (9.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Holdings LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,483,627; sole dispositive power 0; shared dispositive power 13,742,760; aggregate amount beneficially owned 13,742,760 (9.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Investments GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,483,627; sole dispositive power 0; shared dispositive power 13,742,760; aggregate amount beneficially owned 13,742,760 (9.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Limited Partnership: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,483,627; sole dispositive power 0; shared dispositive power 13,742,760; aggregate amount beneficially owned 13,742,760 (9.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
  
  (e) Artisan Partners Limited Partnership is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.
- Artisan Partners Funds, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 10,729,100; sole dispositive power 0; shared dispositive power 10,729,100; aggregate amount beneficially owned 10,729,100 (7.2% of the class)
  Comment: (d) Artisan Partners Funds, Inc. is an Investment Company under section 8 of the Investment Company Act.

## Item 1. Issuer
Name of issuer: Sensata Technologies Holding plc
Address of issuer's principal executive offices: 529 Pleasant Street, Attleboro, Massachusetts, 02703

## Item 2. Person Filing
Name of person filing:
Artisan Partners Asset Management Inc. ("APAM")
Artisan Partners Holdings LP ("Artisan Holdings")
Artisan Investments GP LLC ("Artisan Investments")
Artisan Partners Limited Partnership ("APLP")
Artisan Partners Funds, Inc. ("Artisan Funds")
Address of principal business office or, if none, residence:
APAM, Artisan Holdings, Artisan Investments, APLP, and Artisan Funds are all located at:

875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Citizenship: APAM is a Delaware corporation; Artisan Holdings is a Delaware limited partnership; Artisan Investments is a Delaware limited liability company; APLP is a Delaware limited partnership; Artisan Funds is a Wisconsin corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13,742,760
Percent of class: 9.2% (based on 149,551,960 shares outstanding as of 2/7/2025)
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: 13,483,627
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 13,742,760

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein have been acquired on behalf of discretionary clients of APLP; as reported herein, APLP holds 13,742,760 shares, including 10,729,100 shares on behalf of Artisan Funds. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Artisan Partners Asset Management Inc.: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Executive Vice President (05/15/2025)
- Artisan Partners Holdings LP: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President (05/15/2025)
- Artisan Investments GP LLC: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President (05/15/2025)
- Artisan Partners Limited Partnership: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President (05/15/2025)
- Artisan Partners Funds, Inc.: /s/ Gregory K. Ramirez, Gregory K. Ramirez, President and Chief Executive Officer (05/15/2025)
Comment: Exhibit Index

Exhibit 1 - Joint Filing Agreement dated 5/15/2025 by and among Artisan Partners Asset Management Inc., Artisan Partners Holdings LP, Artisan Investments GP LLC, Artisan Partners Limited Partnership, and Artisan Partners Funds, Inc.